October 15, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Quigley Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2009
File Number: 000-21617

Dear Mr. Rosenberg:

On behalf of The Quigley Corporation (the “Company”) we hereby transmit via EDGAR the following responses to the Staff’s comment letter of October 5, 2009.  To assist your review, we have retyped the text of the Staff’s comments in bold face type.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates, page 27

1.
Please refer to your revised proposed disclosures in response to prior comment five.  Please clarify what you mean by “non-routine” returns, “obsolete” product and “product mix realignment” and address how these items relate to the main components of the Company’s return policy for which you will accept returns as disclosed in your proposed disclosure to comment four.  Please separately disclose the amount of the increase in the 2008 return provision attributed to each of the following:  non-routine returns of obsolete product, product mix realignment and returns or return reserves for new products of the company which carry a shelf-life expiration date.

Response:

The Company does not impose a period of time within which product may be returned.  All requests for product returns must be submitted to the Company for pre-approval.  The main components of the Company’s returns policy are: the Company will accept returns that are (i) due to damaged product that is un-saleable and such return request activity fall within an acceptable range, (ii) for products of the Company that have reached or exceeded designated expiration dates, (iii) in the event that the Company discontinues a product, the customer will have the right to return only such item that it purchased directly from the Company.  The Company will not accept return requests pertaining to customer inventory “Overstocking” or “Resets”.   The Company will only accept return requests for product in its intended package configuration.  The Company reserves the right to terminate shipment of product to customers who have made unauthorized deductions contrary to the Company’s Return Policy or pursue other methods of reimbursement. The Company compensates the customer for authorized returns by means of a credit applied to amounts owed or to be owed and in the case of discontinued product only, also by way of an exchange.  The Company does not have any significant product exchange history.

KELLS BUILDING • 621 N. Shady Retreat Road • PO Box1349 • Doylestown, PA 18901-1349 • U.S.A
Telephone: 215-345-0919 • Fax: 215-345-5920 • For information: www.quigleyco.com

The increase in the fiscal 2008 return provision was principally due to non-routine returns, obsolete product and product mix realignment by certain of our customers.

 “Non-routine” returns are defined as product returned to the Company as a consequence of unanticipated circumstances principally due to (i) retail store closings or (ii) unexpected poor retail sell through to consumers causing the Company to discontinue the product.

“Obsolete” returns are defined as product returned to the Company as a consequence of product shelf-life “use by” expiration date.

“Product mix realignment” returns are defined as product returned to the Company due to initiatives by the trade to discontinue purchasing certain of the Company’s products.  Product mix realignment returns are generally nominal and are frequently related to discontinued or soon to be discontinued products.

The Company’s return policy accommodates returns for (i) discontinued products, (ii) store closings and (iii) products that have reached or exceeded designated expiration date.

The following is a summary of the change in the return provision for the year ended December 31, 2008:

Return provision at December 31, 2008	$1,427,045
Return provision at December 31, 2007	295,606
Increase in the return provision at December 31, 2008	$1,131,439

For the year ended December 31, 2008, the return provision increased by $1,131,439 to $1,427,045. The return provision increase of $1,131,439 was principally due to (i) an aggregate provision for returns of $586,528 attributable to new product introductions as a consequence of (a) poor retail sell through to consumers (resulting in non-routine returns) and (b) the decreasing shelf-life of the products as expiration dates came due (resulting in obsolete returns), and (ii) an aggregate provision for returns of $544,911 due principally to discontinued product (resulting in non-routine returns).

We will provide disclosure of the above-mentioned definitions in future filings, as well as other subject matters discussed in this response if we determine that a reasonable investor would consider such information to be material to an investment decision.

2.
Disclose the net sales that you recognized in each of the three years presented for the new products of the company which carry a shelf-life expiration date.  You state in your disclosure that “there are no material charges to net income in the current period, related to sales from a prior period.”  Tell us the amount of the change in your provision recorded in 2008 related to sales made in periods before January 1, 2008.

Response:

For the year ended December 31, 2008, 2007 and 2006, net sales of products with limited shelf-life and expiration dates were $265,095, $2,389,095 and $317,403, respectively.

Approximately $551,000 of the increase in the Company’s return provision at December 31, 2008 as compared to the return provision at December 31, 2007, was attributable to a new product with a shelf-life expiration date that was launched by the Company during fiscal 2007.  The Company determined in fiscal 2008 to discontinue this product due to poor retail sell through to consumers.  This increase in the return provision for the year ended December 31, 2008 represented, as a percentage of net sales (i) 2.7% of the Company’s fiscal 2008 net sales from continuing operations of $20,506,612, and (ii) 2.0% of the Company’s fiscal 2007 net sales from continuing operations of $28,241,502.

Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

3.
Please refer to the revised Statements of Cash flows for the three year fiscal period ended December 31, 2008 and the quarterly period ended March 31, 2009 in response to prior comment seven.  Please tell us why the modification of the cash flow statements to present the cash flows from discontinued operations within the cash flows from operating, investing and financing activities, resulted in a change to the net (decrease) increase in cash and cash equivalents and to the beginning and ending cash and cash equivalents balances for the periods presented.

Response:

The change to the net (decrease) increase in cash and cash equivalents and to the beginning and ending cash and cash equivalent balances for the periods presented was due to treatment of cash held by the discontinued operation.    At December 31, 2007 and 2006, the Company included as a component of assets of discontinued operations, cash of $951,736 and $1,466,140, respectively, attributable to the underlying subsidiary held for sale.  As a consequence of the revised presentation of the statement of cash flows, the beginning and ending cash and cash equivalents were adjusted to include cash balances related to discontinued operations at the respective period ended.

To clarify the impact of cash flows on cash and cash equivalents we propose to revise the cash flows presentation previously provided to you as follows:

1. Years ended December 31, 2008, 2007 and 2006:

THE QUIGLEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)

	Year Ended	Year Ended	Year Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows from operating activities:
Net loss	$(5,534,286)	$(2,458,337)	$(1,748,345)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on asset impairment	100,000	-	-
Depreciation and amortization	745,386	996,161	1,326,920
Loss on the sales of fixed assets	26,925	19,737	-
Sales allowance and provision for bad debts	1,282,599	(297,777)	(340,726)
Inventory valuation provision	332,093	437,784	(680,290)
(Increase) decrease in assets and liabilities:
Accounts receivable	866,745	182,261	1,663,519
Inventory	1,478,533	(987,307)	318,250
Prepaid expenses and other current assets	80,405	(48,421)	365,754
Other assets	87,760	82,841	(69,282)
Accounts payable	155,976	(347,785)	113,829
Accrued royalties and sales commissions	(289,566)	328,439	451,048
Accrued advertising	(73,420)	(770,498)	(710,155)
Other current liabilities	(3,267,699)	1,551,304	266,421
Net cash (used in) provided by operating activities	(4,008,549)	(1,311,598)	956,943

Cash flows from investing activities:
Capital expenditures	(200,544)	(533,034)	(697,479)
Proceeds from the sale of fixed assets	16,698	-	118,276
Net cash flows used in investing activities	(183,846)	(533,034)	(579,203)

Cash flows from financing activities:
Principal payments on debt	-	-	(1,464,286)
Stock options and warrants exercised	63,909	173,155	1,958,135
Net cash provided by financing activities	63,909	173,155	493,849

Net (decrease) increase in cash and cash equivalents	(4,128,486)	(1,671,477)	871,589

Cash and cash equivalents at beginning of period	15,133,546	16,290,619	16,383,887

Add: cash and cash equivalents of discontinued operations at beginning of period	951,736	1,466,140	501,283

Net (decrease) increase in cash and cash equivalents	(4,128,486)	(1,671,477)	871,589

Less: cash and cash equivalents of discontinued operations at end of period	-	(951,736)	(1,466,140)

Cash and cash equivalents at end of period	$11,956,796	$15,133,546	$16,290,619

Supplemental disclosures of cash flow information:
Interest	$-	$-	$21,644
Taxes	$-	$-	$88,599

2. Three month periods ended March 31, 2009 and 2008:

THE QUIGLEY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)
(unaudited)

	Three Months	Three Months
	Ended March 31, 2009	Ended March 31, 2008
Cash Flows from operating activities:
Net loss	$(2,199,065)	$(1,569,450)
Adjustments to reconcile net loss to net cash provided by (used in) continuing operations:
Depreciation and amortization	157,209	182,213
Loss on the sales of fixed assets	-	16,723
Sales allowance and provision for bad debts	(536,413)	(277,004)
Inventory valuation provision	(175,445)	(477,135)
Changes in operating assets and liabilities:
Accounts receivable	3,263,560	3,570,548
Inventory	(69,202)	976,286
Accounts payable	(402,902)	(60,386)
Accrued royalties and sales commissions	(157,632)	(297,172)
Accrued advertising	(213,903)	(172,262)
Other operating assets and liabilities, net	692,551	(1,708,495)
Net cash provided by operating activities	358,758	183,866

Cash flows from (used by) investing activities:
Capital expenditures	(71,327)	(12,025)

Net cash flows provided by (used in) investing activities	(71,327)	(12,025)

Cash flows from financing activities:
Stock options and warrants exercised	-	7,911
Net cash provided by financing activities	-	7,911

Net increase in cash and cash equivalents	287,431	179,752

Cash and cash equivalents at beginning of period	11,956,796	15,133,546

Add: cash and cash equivalents of discontinued operations at beginning of period	-	951,736

Net increase in cash and cash equivalents	287,431	179,752

Less: cash and cash equivalents of discontinued operations at end of period	-	-

Cash and cash equivalents at end of period	$12,244,227	$16,265,034

Supplemental disclosures of cash flow information:
Interest	$-	$-
Taxes	$-	$-

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

4.
We note your response to Comment 12 and your statement that “the new Compensation Committee may set incentive programs and thresholds during 2009.”  Please confirm that you will provide the following disclosure, to the extent applicable, in your 2009 Proxy Statement if incentive programs are used to provide compensation to named executive officers:

•	All corporate, business unit or departmental and individual performances criteria;

•	The established threshold, target and maximum levels of achievement for each criteria, quantifying them to the extent they are quantifiable;

•	An explanation of how the level of achievement will affect actual bonuses paid, and;

•	The actual levels of achievement with respect to objectives

Response:

In response to the Staff’s comment, the Company will provide the disclosure requested, to the extent applicable, in the Company’s 2009 Proxy Statement.

5.	We note your response to Comment 13. Please provide proposed disclosure for your 2009 proxy statement which includes the following:

•	Identification of the independent consultant firm;

•	Discussion as to whether the Committee uses benchmarking in setting each major component of executive compensation, and, if so;

•	The peer group companies and related data used, and

•	How this information is used in the process of setting executive compensation for each component in which benchmarking is a factor.

If you have not yet determined whether you will rely on benchmarking to set compensation levels for your named executive officers, please confirm that you will provide all of the disclosure requested in this comment in your 2009 Proxy Statement to the extent that you determine to engage in any benchmarking of compensation for your named executive officers in 2009.

Response:

The Company recently retained an independent consulting firm, Buck Consulting, to assist the Company’s Compensation Committee with its role of establishing future executive officer compensation.  At this time, the Company is in the initial stages of reviewing and formulating a comprehensive compensation program.   The Company will consider benchmarking executive compensation and identifying peer group companies as part of formulating an executive compensation program.

The Company confirms that it will provide the commensurate required disclosures in the Company’s 2009 Proxy Statement to the extent that the Company engages in any benchmarking of compensation for named executive officers in 2009.

6.
We note that your response to Comment 14.  Please provide proposed disclosure for your 2009 proxy statement which discusses the process by which the compensation is set for your current CEO and CFO and whether your current CEO and CFO recommend compensation for themselves to the Compensation Committee.

Response:

The Company’s executive compensation program is designed to attract, retain, motivate and reward executives with the skills and dedication necessary to provide the leadership, strategic direction and vision to anticipate and respond to current and future market opportunities or trends.  The executive compensation program design considers (i) issues pertaining to policies for allocating long-term incentive and currently paid-out compensation, (ii) the manner in which compensation is allocated between cash and non-cash compensation, (iii) an executive officer’s current and future roles, responsibilities and expectations, and (iv) an executive officer’s performance individually and as a part of the management team.

The compensation components for the Company’s executives include (i) salary, (ii) merit based performance bonuses, (iii) long term equity compensation via grants of restricted shares of our common stock and/or stock options, (iv) employee fringe benefits including health, life and disability insurance and participation in our 401(k) savings and profit sharing plan, and (v) perquisites.  The Company’s compensation program is designed to strengthen the relationship between compensation, both cash and equity-based, and performance, by emphasizing variable, at-risk compensation that is dependent upon the successful achievement of specified corporate, business unit and individual performance goals.  The Company’s compensation program is characterized by a balance between at-risk incentive cash and equity-based compensation pursuant to an available equity compensation plan or employment contract, on the one hand, and an executive’s base compensation, on the other hand.  The Company’s compensation program is designed to be competitive with corresponding programs of other peer group businesses within the pharmaceutical and consumer products industries while also providing consideration to each executive’s unique skills and contributions to our long term strategic goals.

Each fiscal year, the Compensation Committee meets, together with the Company’s executive management, in order to (i) discuss corporate and individual performance objectives for the previous year, (ii) review the performance against the objectives as well as the specific management responsibilities, (iii) establish current year corporate and individual performance objectives, and (iv) review management strategies to achieve such objectives.  Through this process, the compensation elements for executives are aligned with the long term interests of our stockholders in order to  maximize stockholder value.   Base compensation for each executive is established either via a mutually agreed-upon employment contract between the Company and the executive or at a scheduled meeting of our Compensation Committee.  All executive employment agreements are negotiated, reduced to writing, reviewed and approved by the Compensation Committee and confirmed by our Board of Directors prior to execution by the Company.  As part of this process, neither the CEO nor the CFO will recommend compensation for themselves to the Compensation Committee.

If you have any questions or comments with respect to the company’s responses, please contact the undersigned at (215) 345-0919, our attorneys, Mr. Aron Izower at (212) 549-0393 or Mr. Herbert Kozlov at (212) 549-0241.

Sincerely,

/s/ Gerard M. Gleeson
Gerard M. Gleeson

Chief Financial Officer

cc:	United States Securities and Exchange Commission
Dana Hartz, Staff Accountant
Don Abbott, Review Accountant
Bryan Pitko, Staff Attorney
Jeffrey Riedler, Assistant Director

The Quigley Corporation
Ted Karkus, Chief Executive Officer
Robert V. Cuddihy, Jr., Chief Operating Officer

Reed Smith LLP
Herbert F. Kozlov, Esq.
Aron Izower, Esq.